SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of September, 2004


                               THE RANK GROUP PLC
                 (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


              Interim Results for the six months ended 30 June 2004


- Earnings per share* of 7.8p (2003 - 7.7p); 2.2p after goodwill amortisation and exceptional items (2003 - 3.8p)

- Group operating profit* of GBP80.2m (2003 - GBP94.4m); GBP49.4m after goodwill amortisation and exceptional items (2003 - GBP64.0m)

-    Profit  before  tax*  of  GBP63.9m   (2003  -  GBP80.2m);   GBP29.0m  after
     exceptional items and goodwill amortisation (2003 - GBP53.8m)

- Gaming operating profit* down 4% to GBP54.7m (2003 - GBP57.1m), reflecting more challenging short-term trading conditions in casinos

- Hard Rock operating profit of GBP11.6m (2003 - GBP13.3m), with improved like for like sales in restaurants but a lower distribution from hotels

- Deluxe operating profit* of GBP19.2m (2003 - GBP27.8m), with Film in-line with expectations but larger seasonal losses in Media

-    Net debt decreased to GBP668.1m (2003 year end - GBP700.5m)

-    Interim dividend increased to 4.8p (2003 - 4.6p)

- Board to investigate separation of Deluxe Film and Deluxe Media from the rest of the Group

* before goodwill amortisation and exceptional items

Commenting on the results, Mike Smith, Chief Executive, said:

"This has been a challenging first half for Rank. Trading conditions in Gaming resulted in a more modest performance and, as expected, Deluxe Media had a more difficult half year. Film performed in line with expectations. Current trading trends in Hard Rock and Deluxe Film are similar to the first half whilst Gaming is showing signs of improvement. The outcome for the full year will be influenced by these trends and by the seasonal performance of Deluxe Media.

Recent investments have continued to improve the long-term prospects for each of the Group's businesses. Gaming is well positioned for the now anticipated deregulation of the UK industry; Hard Rock has returned to positive top line growth with further opportunities for the brand in hotels and casinos; and while Deluxe Media faces some short term challenges, Deluxe Film has an excellent contract position and is now increasingly oriented towards additional, high value digital services. In order to take full advantage of the scale and scope of opportunities now facing each of the Group's businesses, the Board believes that, in principle, and subject to a detailed review of the implications, now would be an opportune time to separate both Deluxe Film and Deluxe Media from the rest of the Group."

Enquiries:                                               Tel: 020 7706 1111
The Rank Group
Mike Smith, Chief Executive
Ian Dyson, Finance Director
Peter Reynolds, Director of Investor Relations

Press Enquiries:                                         Tel: 020 7379 5151
The Maitland Consultancy
Angus Maitland
Suzanne Bartch

Analyst Meeting, webcast and conference call details:

Friday 3 September 2004

There will be an analyst meeting at Deutsche Bank, 1, Great Winchester Street, London, EC2N 2DB, starting at 9.30am. There will be a simultaneous webcast and conference call of the meeting. To register for the live webcast, please pre-register for access by visiting the Group website, (www.rank.com). Details for the conference call are given below. A copy of the webcast and slide presentation given at the meeting will be available on the Group's web-site later today.

An interview with Mike Smith, Chief Executive, in video/audio and text will also be available from 7.00am GMT on 3 September 2004 on: http:// www.rank.com and on http://www.cantos.com.

Conference call details:

Friday 3 September 2004

9.20am   Please call 0800 387771 (UK) or +44 (0) 1296 317500 (International).
         Please quote Passcode : C089208

9.30 am  Meeting starts

Forward-looking statements. This announcement includes 'forward-looking statements'. These statements contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements that are based on current expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance, achievements or financial position of the Company to be materially different from future results, performance, achievements or financial position expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's operating performance, present and future business strategies and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. Subject to the Listing Rules of the UK Listing Authority, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Past performance cannot be relied upon as a guide to future performance.

CHIEF EXECUTIVE'S REVIEW

Results

This has been a challenging first half for Rank. Trading conditions in Gaming resulted in a more modest performance and, as expected, Deluxe Media had a more difficult half year. Film performed broadly in-line with expectations. Current trends in Hard Rock and Deluxe Film are similar to the first half whilst Gaming is showing signs of improvement. The outcome for the full year will be influenced by these trends and by the seasonal performance of Deluxe Media.

Gaming experienced more difficult trading conditions in the first half. The removal of box office fees in Mecca UK had a positive effect on admissions but reduced margins. In casinos, increased competition and the introduction of new
EU legislation, requiring immediate guest identification, impacted the performance of Grosvenor's provincial casinos in particular. An unusually low win percentage at the Clermont also held back performance. Hard Rock enjoyed an encouraging first half with like for like sales growth in owned cafes, although this was at a lower margin. There was also a first contribution from the two Seminole hotel/casinos, which mitigated a lower distribution from the Orlando hotels joint venture. Deluxe Film's performance was robust despite the loss of the Universal and Fox International contracts in 2003, and currency movements. Increased losses at Deluxe Media reflected a further decline in VHS volumes and the seasonal impact of including Disctronics for the first time.

Development

There have been a number of developments across the Group during the first half of 2004 which have further strengthened the position of each of the Group's businesses for long-term growth.

Gaming

The development of our Gaming division has continued during 2004 with a number of relocations as well as new licences coming on-stream. Bingo relocations were completed in Burton, Ellesmere Port and Easterhouse in Glasgow. A property in Stoke-on-Trent, containing a new Grosvenor casino and an existing Mecca bingo, opened last month and another combined casino and bingo site in Bolton is on track to open later this year.

We have continued to make solid progress in Spain where our ten bingo clubs have continued to deliver good growth, and we continue to look for additional sites in that market. In Belgium, the introduction of slot machines at the end of 2003 and temporary closure of a competitor have both had a positive impact on performance.

Blue Square has continued to develop new games and products for its expanding customer base. The latest development has been the launch of a Blue Square Casino, which went live last month. The first Blue Square betting shop, located next to our Victoria Casino just off the Edgware Road in London, is expected to open next year.

Draft Gambling Bill

Since the Group's preliminary results in February 2004, there have been a number of developments regarding the proposed modernisation of the UK's gaming laws. The Joint Committee on the Draft Gambling Bill ("JCDGB") published its initial report on 7 April 2004 and the Government responded on 14 June 2004. The JCDGB was then invited by the Government to undertake a further review of its proposals for regional casinos and the JCDGB published its report on 22 July 2004.

Rank believes that the proposals contained in the latest JCDGB report are a sensible balance and hopes that the Government will take these recommendations into account before publishing a final version of the Gambling Bill later this year.

Whilst some of the finer points of detail have yet to be finalised, the core elements of the Gambling Bill, including the introduction of more slot machines and sports betting into casinos, removal of non-permitted areas, abolition of the 24-hour rule for casinos and bingo clubs, and relaxation of certain advertising restrictions for casinos, remain intact. Each of these measures is expected to be positive for the UK industry.

Hard Rock

Within Hard Rock, two new owned cafes opened during the first half - one in Louisville, Kentucky and one in Bristol. The Fort Lauderdale cafe was relocated to within the larger of the two Seminole Hard Rock hotel/casinos, in Hollywood, Florida and opened in May 2004. Both of the new cafes are smaller footprints than many of the traditional cafes, with more flexible customer facilities and a lower capital cost. New franchised cafes opened in Catania, Italy, in January, and Dublin in June. Since the period end, new owned cafes have opened in Destin, Florida and the Foxwoods casino, Connecticut. New franchised cafes are scheduled to open in Athens, Hurghada, Kuwait City and Panama by the end of the year.

The extension of the Hard Rock brand into non-restaurant activities took a major step forward during the first half of 2004 with the opening of two major hotel/ casino developments in Florida. The first, just outside Tampa, opened in March and has a 250 room hotel and a 90,000 square feet gaming floor. The second, in Hollywood, near Fort Lauderdale, opened in May and has a 500 room hotel and 130,000 square feet of casino gaming. A plan to open a new Hard Rock Hotel in New York was announced in July and work is expected to start on the refurbishment of the former Paramount Hotel in early 2005, following which it will be rebranded the Hard Rock Hotel, New York. The development of the new Hard Rock hotel/casino in Biloxi, Mississippi, is well underway and on track to open in the second half of 2005.

Deluxe

In Deluxe Film, we have completed our contract renewal programme with all major studio contracts now secure until at least the end of 2007, and the vast majority until 2008 or beyond. Contractually, Deluxe Film is better placed for the future than ever before. In the expanding area of digital services, we acquired the remaining 80% of EFILM that we did not already own in August 2004. Through EFILM, Deluxe has been a major pioneer in the use of digital intermediates, helping to produce the industry's first all 4K digital intermediate of a full feature production with "Spider-Man 2" this summer. EFILM was established in 1993 and is now Hollywood's leading manufacturer of digital intermediates and represents an exciting addition to the service offering for Deluxe Film's studio customers.

Also in August 2004, Deluxe completed the acquisition of Digital Video Compression Centre and Softitler, both of which have further strengthened Deluxe's presence in the important content production and authoring market.

Following the completion of these digital-related acquisitions, the Group has today announced a proposed internal reorganisation within Deluxe involving, inter alia, the transfer of the profitable and growing digital services business from Media to Film, leaving the Media business focused on manufacturing and distribution. The reorganisation has been driven by the similarity between the post-production activities within Deluxe Film and the Digital Services business in Deluxe Media. It is believed that by having these businesses under a single management team, the opportunities to cross-sell more of Deluxe's value-added services to studio customers will be increased. The enlarged Film business, which accounted for over 80% of Deluxe's operating profit in 2003, is the world's market leader: it has a track record of strong growth, a well-balanced, secure contract position, and a strong position in the hi-tech, post-production market.

In Deluxe Media, we announced the loss of a major international DVD contract in May 2004. While the Group has been actively pursuing a number of replacement contracts, and discussions are continuing with a number of studio customers, no new contracts have yet been signed and therefore an associated exceptional charge of GBP23.1m relating to the impairment of certain assets, onerous lease provisions and other costs has been made in the period.

The decision to focus Deluxe Media on pure manufacturing and distribution has prompted a change to the senior management structure. Peter Pacitti, President and CEO of Deluxe Media will be leaving the Group and will be replaced by Tom Vale, the current CFO of Deluxe Media. We wish to thank Peter for all of his efforts in successfully transforming the Media business away from VHS and into DVD and CD and wish him every success for the future. In addition, Greg Van Howe has been appointed as Executive Vice President, Europe. Greg was formerly head of client services based in the US.

Cash flow and financing

Operating cash flow grew to GBP53.6m (2003 - GBP31.6m) and net debt at 30 June 2004 has fallen since the year end to GBP668.1m.

Contingent liability

As disclosed in the Group's annual report and accounts, Rank has for some years been involved in a dispute with Serena Holdings Limited over the purchase consideration of an acquisition which has been referred to an expert for determination. We have been informed that the expert will make a determination during the course of the next few weeks. The Board continues to believe that any associated liability will not be material in the context of the Group. Any liability that could arise will be accounted for as an adjustment to the purchase price of the acquisition concerned with no impact on the profit and loss account.

Current trading and outlook

Overall, in the nine weeks to 29 August 2004, trading has been satisfactory. In Gaming, Mecca UK's admissions are up 1% and turnover is up 6% while Grosvenor has also seen an improvement in admissions (up 20%) and handle (up 8%). Like for like sales at Hard Rock are in line with last year and volumes in Deluxe Film continue to be in line with expectations. While Media remains ahead of last year in volume terms, the peak season, between October and Christmas, is key to determining its full year performance.

Dividend

We are pleased to announce an increase in the interim dividend to 4.8p, reflecting the strength of the Group's long-term prospects.

Group structure

At the time of the restructuring of the Group in 1999/2000, Rank acknowledged that Deluxe was the "least best fit" of the businesses comprising the Group, but decided that it was in the best interests of shareholders that the business be retained. Since then, the Group has been focussed on developing its three core divisions through a combination of product development and carefully planned investment. Deluxe has prospered with operating profit growing from GBP73m in 2000 to GBP94m in 2003. Film has a strong contract position and has increased profits from GBP49m to GBP72m, a compound growth rate of almost 15%, whilst Media has broadly held its profits flat during a period of major transition from VHS to DVD manufacturing and distribution.

Against this background, and given the anticipated deregulation of UK Gaming and further opportunities for the Hard Rock brand, the Board considers that, in principle, now would be an opportune time to separate both Deluxe Film and Deluxe Media from the rest of the Group. The Board has therefore commenced a thorough investigation of the technical and commercial implications of separation, which will include discussions with key stakeholders, including customers and employees.

It is expected that an update on progress will be made during the first quarter of 2005.


SUMMARY OF RESULTS
                                          Turnover               Profit before
                                                                  exceptional
                                                                     items*
                                      2004      2003            2004      2003
                                      GBPm      GBPm            GBPm      GBPm
Gaming                               443.9     422.6            54.7      57.1
Hard Rock                            112.9     115.1            11.6      13.3
Deluxe                               359.1     324.3            19.2      27.8
US Holidays                           15.5      17.9             1.5       3.4
Central costs and other                  -         -            (6.8)     (7.2)
                                 --------- ---------       --------- ---------
                                     931.4     879.9            80.2      94.4
                                 ========= =========       ========= =========

Net income from associates and
joint ventures                                                   0.2       0.1
Managed businesses' interest                                   (16.5)    (14.3)
                                                           --------- ---------
Profit before tax, exceptional
items and goodwill amortisation                                 63.9      80.2
Amortisation of goodwill                                        (3.7)     (2.8)
                                                           --------- ---------
Profit before tax and exceptional items                         60.2      77.4
Exceptional items                                              (31.2)    (23.6)
                                                           --------- ---------
Profit before tax                                               29.0      53.8
                                                           ========= =========
Basic earnings per share before
goodwill amortisation and exceptional items                      7.8p      7.7p
Basic earnings per share before
exceptional items                                                7.3p      7.3p
Basic earnings per share                                         2.2p      3.8p
Dividend per share                                               4.8p      4.6p


* before goodwill amortisation and exceptional items

Group turnover, as reported, was up 6%. This growth was influenced by three specific factors: the full year effect of acquisitions made in 2003; the change to a gross profits tax regime in UK bingo which added GBP12.6m to reported turnover; and the effect of movements in exchange rates which reduced turnover by GBP30.6m. After adjusting for these factors, like for like turnover was up by 3%.

Group operating profit before goodwill and exceptional items was 15% below 2003. After adjusting for the impact of movements in exchange rates, operating profit was down 12%. Gaming experienced more difficult trading conditions in Grosvenor casinos; Hard Rock profits were affected by higher operating costs and a lower distribution from the Orlando hotels joint venture; Deluxe Film was in line with expectations, but Deluxe Media results were affected by the continued decline in VHS and the acquisition of Disctronics which added to the traditional seasonal losses of this business.

The interest charge was GBP2.2m higher than 2003 due to an increase in average net debt following the redemption of the convertible preference shares in December 2003.

Group profit before tax, goodwill amortisation and exceptional items was GBP63.9m, 20% below last year. Earnings per share, before goodwill amortisation and exceptional items, was 7.8p (2003 - 7.7p).

The Group has recorded an exceptional charge before tax in the first half of GBP31.2m including restructuring costs in Deluxe Media of GBP27.1m comprising costs associated with the loss of a major DVD replication and distribution contract and further costs associated with the VHS restructuring in Europe that we announced in February 2004. The balance of GBP4.1m principally relates to a loss on the disposal of Rank Leisure Machine Services.

The following table sets out the divisional results and profit before tax after exceptional items and goodwill amortisation.

                                                             Profit before tax
                                                             2004         2003
                                                             GBPm         GBPm

Gaming                                                       53.3         49.7
Hard Rock                                                    11.6         13.3
Deluxe                                                      (10.2)        14.2
US Holidays                                                   1.5          3.4
Central costs and other                                      (6.8)       (16.6)
                                                         ---------    ---------
Continuing operations including acquisitions                 49.4         64.0
Net income from associates and joint ventures                 0.2          0.1
Non-operating items                                          (4.1)         4.0
Managed businesses' interest                                (16.5)       (14.3)
                                                         ---------    ---------
Profit before tax                                            29.0         53.8
                                                         =========    =========



GAMING

                                              Turnover         Operating profit*
                                         2004         2003     2004       2003
                                         GBPm         GBPm     GBPm       GBPm
Mecca Bingo
UK#                                     133.9        119.2     35.4       36.7
Spain                                    13.0         11.7      3.4        3.1
                                     --------    --------- --------  ---------
                                        146.9        130.9     38.8       39.8
Grosvenor Casinos
UK                                       88.4         84.3     13.7       15.4
Belgium                                   6.0          4.2      1.0       (0.1)
                                     --------    --------- --------  ---------
                                         94.4         88.5     14.7       15.3
Blue Square                             198.2        179.2      1.3        0.9
                                     --------    --------- --------  ---------
                                        439.5        398.6     54.8       56.0
Goodwill amortisation                       -            -     (1.4)      (1.4)
                                     --------    --------- --------  ---------
                                        439.5        398.6     53.4       54.6
Rank Leisure Machine Services             4.4         24.0     (0.1)       1.1
                                     --------    --------- --------  ---------
                                        443.9        422.6     53.3       55.7
                                     ========     ======== ========  =========


* before goodwill amortisation and exceptional items

# 2004 turnover includes GBP12.6m attributable to the introduction of a gross profits tax (2003 - nil)


Mecca Bingo

                                        2004             2003           Change
                                                                             %
UK Bingo statistics
Admissions ('000s)                    10,710           10,901             (1.8)
Spend per head (GBP)                   11.32            10.93              3.6


On a comparable basis (i.e. after removing the effect of the introduction of a gross profits tax), turnover at Mecca UK was up 2%. The introduction of a gross profits tax, and the consequent increase in bingo prizes being offered on main stage bingo, was a factor in improving the trend in admissions, which were down only 1.8% in the first half. At the same time, Mecca took the decision to remove box office fees, which further supported the admissions performance, albeit at the expense of a GBP4.1m reduction in turnover versus 2003. It is encouraging that the lost box office fees appear to be being recycled into other spend within the clubs, principally main stage bingo, resulting in continued growth in spend per head of 3.6%. Since the half year, the key indicators have continued to improve and in the 9 weeks to the end of August, admissions are ahead by 1% and spend per head is 4% ahead of last year.

The split of revenue by activity is shown below.


Analysis of UK bingo turnover               2004            2003        Change
                                            GBPm            GBPm             %
Main stage bingo                            23.7            19.8          19.7
Interval games                              54.9            54.1           1.5
Gaming machines                             30.1            28.8           4.5
Food, beverage & other                      12.6            12.4           1.6
Box office                                     -             4.1             -
                                       ---------       ---------      --------
                                           121.3           119.2           1.8
Impact of gross profits tax                 12.6               -             -
                                       ---------       ---------      --------
                                           133.9           119.2          12.3
                                       =========       =========      ========



In Spain, the Group's ten bingo clubs continued to perform well with the benefit of one additional club versus last year resulting in operating profit of GBP3.4m (2003 - GBP3.1m).


Grosvenor Casinos

                                     Turnover                Operating profit
                              2004            2003          2004          2003
                              GBPm            GBPm          GBPm          GBPm
UK
London - upper                11.6             8.1           1.9           1.8
London - other                25.9            26.2           4.4           4.6
Provincial                    45.8            45.6          11.5          13.7
Hard Rock                      5.1             4.4          (0.5)         (0.8)
Overheads                        -               -          (3.6)         (3.9)
                         ---------       ---------     ---------     ---------
                              88.4            84.3          13.7          15.4
                         =========       =========     =========     =========


Grosvenor Casinos in the UK had a weaker first half. While overall revenues were up 5%, operating profit was 11% below last year reflecting a movement in bad debts of GBP1.8m, and a weaker performance from provincial casinos which were affected by increased competition and the impact of new EU legislation on guest identification.


                              Admissions          Handle per head     Win %
                               ('000s)                (GBP)
                           2004        2003      2004      2003   2004   2003
UK
London - upper               25          21     2,377     2,017   18.8   19.2
London - other              299         300       465       487   17.0   16.9
Provincial                1,298       1,374       178       182   16.7   15.9
Hard Rock                   180         167       141       125   16.6   18.2


At the Group's two London-upper casinos, handle was up 40%, reflecting strong business levels at both the Clermont and the recently refurbished Park Tower. However, a lower win percentage at the Clermont of just 14.5%, compared with 24.9% last year, together with an adverse variance on bad debts, resulted in only a modest profit increase. Attendance at the three London-other casinos, the Victoria, the Gloucester and the Connoisseur, was in line with last year, having been held back by the introduction of new EU legislation on guest identification in March 2004. This, together with a small reduction in spend per head, resulted in turnover being flat at GBP25.9m (2003 - GBP26.2m) and operating profit slightly below last year at GBP4.4m (2003 - GBP4.6m).

The slowdown in growth in provincial casinos during the second half of 2003, continued in the first half. Attendance was down 6% with guest attendance being particularly affected by the new EU rules. However, this provided an opportunity to convert more guests into members and as a result overall membership was up 11%. New competition in seven key locations and the increasing availability of roulette on the high street through fixed odds betting terminals were also factors affecting first half performance. Overall in the provinces turnover was flat at GBP45.8m, but operating profit was down 16% to GBP11.5m, reflecting increased labour costs and depreciation resulting from relocations in 2003. Since the half year, the key metrics of attendance and handle have been encouraging with attendance in the provinces up by 25% and handle up by 11% versus 2003.

The two Hard Rock casinos continue to make progress. London is enjoying strong attendance, is now the Group's second busiest casino, and is already profitable on a monthly basis. While Manchester continues to be impacted by neighbouring building work, it has seen good growth in handle and revenue in the first half.

Rank Leisure Machine Services

The sale of Rank Leisure Machine Services was completed on 10 February 2004. There was a loss on disposal which represented the majority of the GBP4.1m charge recorded as a non-operating exceptional item.


Blue Square

                                 Turnover                        Gross win
                          2004              2003*          2004           2003*
                          GBPm              GBPm           GBPm           GBPm
Internet                  73.8              93.1            6.5            6.4
Telebet                   30.0              41.8            2.4            2.5
Games                     94.4              62.0            4.3            3.8
                    ----------        ----------     ----------     ----------
                         198.2             196.9           13.2           12.7
                    ==========        ==========     ==========     ==========


* restated to show Blue Square as if Rank had owned the business for the full year in 2003

Blue Square has continued to perform in line with expectations following its acquisition in January 2003. In sportsbook (both internet and telebet) the quality of earnings has improved with a shift towards more frequent lower-stakes players (there has been a 9% increase in the number of active customers since the year end). Whilst this has affected turnover, gross win has been sustained as margins have improved to 8.6% (2003 - 6.6%). The Games business experienced strong growth in stakes but a lower gross win margin, reflecting an increased contribution from HardRockCasino.com. Overall, the business operating profit of GBP1.3m before goodwill amortisation was up 44% compared with 2003.


HARD ROCK

                                               Turnover         Operating profit
                                           2004        2003     2004      2003
                                           GBPm        GBPm     GBPm      GBPm
Owned cafes                               105.7       109.1     11.3      12.5
Cafe franchise and other income             2.9         3.0      2.2       2.8
Hotel franchise and other income            4.0         2.0      3.1       4.5
Gaming franchise income                       -           -      1.4         -
Territory sales                             0.3         1.0      0.3       1.0
Advertising and promotion                     -           -     (0.8)     (0.4)
Overheads                                     -           -     (5.9)     (7.1)
                                        --------    -------- --------  --------
                                          112.9       115.1     11.6      13.3
                                        ========    ======== ========  ========


After a long period of uncertainty in the international travel and tourism markets, there are signs that market conditions may be improving. Excluding the impact of adverse currency movements of over GBP10m, revenues in Hard Rock increased by 7% during the first half.


Hard Rock like for like cafe sales %
                                       Food and     Merchandise      Total
                                       Beverage

To 30 June 2004
North America                             4.4%           (5.5)%       0.7%
Europe                                    7.1%           (2.0)%       3.8%
Total                                     5.0%           (4.7)%       1.5%


Nine weeks to 29 August 2004              2.0%           (3.4)%      (0.1)%


Like for like sales in the owned cafes were up 1.5% during the period. Europe has seen a marked improvement with a 3.8% like for like increase while North America was more modest at just 0.7% positive increase. Overall, both markets experienced good growth in food and beverage sales offset by negative, albeit much improved, merchandise sales. A reduced contribution from merchandise together with the impact of adverse currency movements, resulted in operating profit of GBP11.3m (2003 - GBP12.5m).

Hotel franchise and other income benefited from another good performance from the three hotels in Orlando, although the distribution from the joint venture was GBP2.2m below 2003. Gaming franchise income reflects the first time contribution from the two Seminole hotel/casinos which opened in March and May 2004.

New owned cafes opened in Louisville and Bristol during the first half, taking the number of owned outlets as at the end of June 2004 to 67. The Fort Lauderdale cafe was relocated to inside the new Seminole hotel/casino in Hollywood and since the period end, new owned cafes have opened in Destin, Florida and the Foxwoods casino, Connecticut. New franchised cafes have opened in Catania, Italy and Dublin.

The hotel joint venture with Sol Melia has announced plans to open a Hard Rock Hotel in New York City in late 2005. The former Paramount Hotel will be the second urban hotel to operate under the Hard Rock Hotel brand and will become the third hotel within the joint venture - Chicago opened in January 2004 and San Diego, a franchised hotel, is expected to open in 2006. The Paramount will undergo a major refurbishment which is expected to commence at the beginning of 2005, following which it will be rebranded Hard Rock. The Hard Rock hotel/casino in Biloxi, Mississippi is scheduled to open in 2005.


DELUXE

                                              Turnover         Operating profit*
                                           2004      2003#     2004      2003#
                                           GBPm      GBPm      GBPm      GBPm
Film Services                             185.4     190.6      28.5      32.9
Media Services                            173.7     133.7      (9.3)     (5.1)
                                       --------  --------  --------  --------
                                          359.1     324.3      19.2      27.8
                                       --------  --------
Goodwill amortisation                                          (2.3)     (1.4)
                                                           --------  --------
                                                               16.9      26.4
Associate investments / joint ventures                          0.2       0.1
                                                           --------  --------
                                                               17.1      26.5
                                                           ========  ========


* before goodwill amortisation and exceptional items
# as restated for the transfer of digital services businesses from Deluxe Media to Deluxe Film


Film Services

                                             Turnover          Operating profit*
                                         2004         2003#    2004       2003#
                                         GBPm         GBPm     GBPm       GBPm

Film Laboratories                       159.7        168.9     22.0       26.0
Digital & Other Services                 25.7         21.7      6.5        6.9
                                    ---------     --------  -------   --------
                                        185.4        190.6     28.5       32.9
                                    =========     ========
Goodwill amortisation                                          (0.9)      (0.6)
                                                            -------   --------
                                                               27.6       32.3
                                                            -------   --------
Associates                                                      0.2        0.1
                                                            -------   --------
                                                               27.8       32.4
                                                            =======   ========


* before goodwill amortisation
# as restated for the transfer of digital services businesses from Deluxe Media to Deluxe Film

Volumes at the Film Laboratories business continued to be strong with footage up by 8%, despite having no contribution from either the Universal or Fox
International contracts which were lost during 2003. Major titles produced during the first half included Spider-Man 2, The Day After Tomorrow, 50 First Dates and Kill Bill Volume 2. After adjusting for currency, turnover was up 2.5%. The operational gearing inherent in the business, together with currency impact, resulted in operating profit being down 15%. Since the half year, volumes have been robust with a number of major titles being produced including I-Robot, The Manchurian Candidate and Alien versus Predator. The schedule for the remainder of the year is also looking good with titles such as Finding Neverland, Flight of the Phoenix and Lemony Snicket.

During the year to-date Deluxe Film has successfully extended the two film contracts that were due to expire in 2005 and 2006 so that as at 31 July 2004, only 18% of 2003 contracted footage is due for renewal before the end of 2007 and 74% is now secure until at least 2008.

Digital and Other Services comprise ETS (physical film distribution), Capital FX (titles and special effects) and the digital services businesses previously managed by Deluxe Media (principally the compression, encoding and authoring business).

Since the half year, Deluxe has completed the acquisition of Digital Video Compression Centre and Softitler, both of which have further strengthened Deluxe's presence in the important authoring and sub-titling market. Also since the half year, Deluxe has acquired the remaining 80% of the equity in EFILM that it did not already own. Going forward the results from EFILM will be consolidated as part of Deluxe Film.


Media Services

                                            Turnover          Operating profit*
                                      2004          2003#      2004       2003#
                                      GBPm          GBPm       GBPm       GBPm
Film Laboratories                    159.7         168.9       22.0       26.0
Video duplication                     30.5          55.1       (5.1)      (3.2)
DVD/CD replication                    83.6          33.9       (4.8)      (4.4)
Distribution services                 59.6          44.7        0.6        2.5
                                 ---------      --------   --------   --------
                                     173.7         133.7       (9.3)      (5.1)
                                 =========      ========
Goodwill amortisation                                          (1.4)      (0.8)
                                                           --------   --------
                                                              (10.7)      (5.9)
                                                           ========   ========


*before goodwill amortisation and exceptional items
# as restated for the transfer of digital services businesses from Deluxe Media to Deluxe Film

As expected, the decline of VHS continued with volumes down to 49m units (2003 -
77m), resulting in a loss of GBP5.1m (2003 - GBP3.2m loss). DVD volumes benefited from the acquisition of Disctronics in July 2003, with a total of 92m units produced in the half (2003 - 48m). Disctronics also produced 116m CDs during the first half (2003 - nil). However, the seasonal nature of the replication business and its high fixed cost base resulted in an operating loss of GBP4.8m (2003 - GBP4.4m) before goodwill amortisation.

The distribution business enjoyed strong volume growth with an increase in total units handled to 341m (2003 - 257m), and turnover increased by 33% to GBP59.6m (2003 - GBP44.7m). However, increased set up costs associated with a new customer account impacted margins and reduced operating profit to GBP0.6m (2003
- GBP2.5m).

In May 2004, the Group announced that Deluxe Media had lost a major European DVD manufacturing and distribution contract. This has given rise to an exceptional charge in the first half of GBP23.1m. Further details are given below.

US Holidays

US Holidays' operating profit was GBP1.5m (2003 - GBP3.4m). The business generated net cash of GBP5.7m (2003 - GBP6.9m).


Central costs and other

                                                   2004          2003
                                                   GBPm          GBPm

Central costs*                                     (7.3)         (7.3)
Other income                                        0.5           0.1
                                               --------      --------
                                                   (6.8)         (7.2)
                                               ========      ====== ==
*before exceptional items


Associates and joint ventures

                                                    2004        2003
                                                    GBPm        GBPm
Deluxe associate investments and joint venture       0.2          0.1
                                               =========     ========


Associate investments comprise the 20% interest in EFILM and the 50% joint venture with Atlab in Australia. Since the half year, the Group has acquired the 80% interest in EFILM that it did not already own.



Managed businesses' interest
                                                     2004          2003
                                                     GBPm          GBPm

Interest payable and other charges                   23.6          19.2
Interest receivable                                  (7.1)         (4.9)
                                                 --------      --------
                                                     16.5          14.3
                                                 ========      ========
Average interest rate                                4.9%          5.1%



Managed businesses' interest and other charges was GBP16.5m, an increase of GBP2.2m from the prior year. This reflects higher net debt levels following the redemption of the outstanding convertible preference shares.

Taxation

The effective tax rate, before exceptional items, is 28.1% (2003 full year - 28.9%).

Dividend

An interim dividend of 4.8p per Ordinary share (2003 - 4.6p) will be paid on 15 October 2004 to those shareholders on the register on 17 September 2004.

Exchange rates

The net translation effect of changes in average exchange rates between 2003 and 2004 was to decrease turnover by GBP30.6m, operating profit before goodwill amortisation by GBP2.6m, and profit before tax and exceptional items by GBP1.0m. The average rates and the impact on divisional results are shown below.


                                            Average            Impact on H1
                                        exchange rate              2004
                                       2004      2003      Turnover   Operating
                                                                       profit
                                                               GBPm      GBPm
US dollar                              1.82      1.61         (31.4)     (2.4)
Canadian dollar                        2.36      2.39           0.8         -
Euro                                   1.46      1.46             -         -
                                                       ------------ ---------
                                                              (30.6)     (2.4)
                                                       ============ =========
Gaming                                                            -         -
Hard Rock                                                     (10.5)     (0.6)
Deluxe                                                        (18.1)     (1.8)
US Holidays                                                    (2.0)     (0.2)
Other                                                             -         -
                                                       ------------ ---------
                                                              (30.6)     (2.6)
Deluxe goodwill amortisation                                              0.2
Interest                                                                  1.4
                                                                    ---------
Net impact on profit before tax                                          (1.0)
                                                                    =========



Exceptional items
                                                                          GBPm

Exceptional items within operating profit
Deluxe Media Services restructuring
  Impact of loss of major studio DVD contract                            (23.1)
  Restructuring of VHS facilities in Europe                               (4.0)
                                                                     ---------
                                                                         (27.1)
Non-operating exceptional items
  Loss on disposal of continuing operations                               (4.1)
                                                                     ---------
Exceptional items before tax                                             (31.2)
                                                                     =========


In May 2004, Deluxe Media Services was informed by a major studio that it would be transferring its business to another supplier on a staged basis over the period to July 2005. This contract relates primarily to European DVD manufacturing and distribution. Although negotiations for replacement contracts are ongoing, no major contracts have yet been secured and accordingly an exceptional charge of GBP23.1m, comprising an impairment charge of GBP18.0m, onerous lease provisions of GBP3.8m and other costs of GBP1.3m, has been recorded.

Deluxe Media Services also incurred an exceptional charge of GBP4.0m in respect of the VHS restructuring announced at the time of the 2003 year end results in February 2004. These charges relate to the closure of VHS manufacturing facilities in Germany, Italy and Portugal.


Cash flow

                                                      2004                2003
                                                                 (as restated)
                                                      GBPm                GBPm

Cash flow from operating activities
Before Deluxe contract advances                       90.4               132.7
Deluxe contract advances, net of repayments           17.9               (54.2)
                                                ----------         -----------
                                                     108.3                78.5
Capital expenditure                                  (55.3)              (48.2)
Fixed asset disposals                                  0.6                 1.3
                                                ----------         -----------
Operating cash flow                                   53.6                31.6
Acquisitions and investments*                        (14.9)              (87.3)
Disposals (including cash disposed)                   29.9                   -
                                                ----------         -----------
                                                      68.6               (55.7)
Interest, tax and dividend payments                  (56.2)              (85.8)
                                                ----------         -----------
                                                      12.4              (141.5)
Issue of Blue Square convertible loan stock              -                65.0
                                                ----------         -----------
Cash inflow (outflow)                                 12.4               (76.5)
                                                ==========         ===========


* including GBP65m of Blue Square debt in 2003

Cash inflow from operating activities was GBP29.8m higher than 2003. This is largely due to a net inflow of GBP17.9m in respect of contract advances in Deluxe which more than offset lower profits and working capital movements.


Capital expenditure was GBP55.3m and is analysed below:

                                               2004                       2003
                                               GBPm                       GBPm
Gaming                                         29.6                       24.1
Hard Rock                                       5.8                        6.2
Deluxe                                         19.0                       17.3
US Holidays                                     0.9                        0.6
                                         ----------                -----------
                                               55.3                       48.2
                                         ==========                ===========


Increased spend in Gaming included the acquisition of a new 62,000 square foot freehold facility in Bolton which will open later this year as a new Grosvenor casino and a relocated Mecca Bingo.

Acquisitions and investments principally relate to cash paid as deferred consideration on the prior period acquisitions of Ritek, ETS, Disctronics and Capital FX. Disposals relates to the sale of Rank Leisure Machine Services.

Interest, tax and dividends is GBP29.6m lower than 2003, largely reflecting a net tax inflow of GBP17.4m compared with a net tax payment in 2003 of GBP16.2m.

Net debt

Net debt at 30 June 2004 was GBP668.1m compared to GBP529.6m last year and GBP700.5m as at 31 December 2003. Net debt as a percentage of shareholders' funds was 127% (30 June 2003 - 71%, 31 December 2003 - 133%).


GROUP PROFIT AND LOSS ACCOUNT (unaudited)

                                                          2004
                                               Before
                                          Exceptional   Exceptional
                                                Items         Items      Total
                                                 GBPm          GBPm       GBPm
                                          -----------    ---------- ----------
Turnover (Note 2)
Continuing operations                           931.4             -      931.4
Operating profit (loss) before goodwill
amortisation                                     80.2         (27.1)      53.1
Goodwill amortisation                            (3.7)            -       (3.7)
                                          -----------    ---------- ----------
Operating profit (loss) (Note 2)                 76.5         (27.1)      49.4
Share of operating profit in associates
and joint ventures                                0.5              -       0.5
                                          -----------    ---------- ----------
                                                 77.0         (27.1)      49.9
Non-operating items (Note 3)                        -          (4.1)      (4.1)
                                          -----------    ---------- ----------
Profit (loss) before interest                    77.0         (31.2)      45.8
Interest:
Managed businesses                              (16.5)            -      (16.5)
Associates and joint ventures                    (0.3)            -       (0.3)
                                          -----------    ---------- ----------
                                                (16.8)            -      (16.8)
Profit (loss) before tax                         60.2         (31.2)      29.0
Tax (Note 4)                                    (16.9)          0.4      (16.5)
                                          -----------    ---------- ----------
Profit (loss) after tax                          43.3         (30.8)      12.5
Equity minority interests                        (0.1)          0.5        0.4
Preference dividends                                -             -          -
                                          -----------    ---------- ----------
Earnings (loss)                                  43.2         (30.3)      12.9
                                          ===========    ========== ==========
Basic earnings (loss) per
Ordinary share (Note 5)                           7.3p         (5.1)p      2.2p
Diluted earnings (loss) per
Ordinary share (Note 5)                           7.2p         (5.1)p      2.1p
Basic earnings (loss) per Ordinary
share before goodwill amortisation                7.8p         (5.1)p      2.7p
Net dividend per Ordinary share                                            4.8p


                                                            2003
                                               Before
                                          Exceptional   Exceptional
                                                Items         Items      Total
                                                 GBPm          GBPm       GBPm
                                          -----------    ---------- ----------
Turnover (Note 2)
Continuing operations                           879.9             -      879.9
Operating profit (loss) before goodwill
amortisation                                     94.4         (27.6)      66.8
Goodwill amortisation                            (2.8)            -       (2.8)
                                          -----------    ---------- ----------
Operating profit (loss) (Note 2)                 91.6         (27.6)      64.0
Share of operating profit in associates
and joint ventures                                0.3             -        0.3
                                          -----------    ---------- ----------
                                                 91.9         (27.6)      64.3
Non-operating items (Note 3)                        -           4.0        4.0
                                          -----------    ---------- ----------
Profit (loss) before interest                    91.9         (23.6)      68.3
Interest:
Managed businesses                              (14.3)            -      (14.3)
Associates and joint ventures                    (0.2)            -       (0.2)
                                          -----------    ---------- ----------
                                                (14.5)            -      (14.5)
Profit (loss) before tax                         77.4         (23.6)      53.8
Tax (Note 4)                                    (23.4)          0.7      (22.7)
                                          -----------    ---------- ----------
Profit (loss) after tax                          54.0         (22.9)      31.1
Equity minority interests                        (0.1)          1.8        1.7
Preference dividends                            (10.5)            -      (10.5)
                                          -----------    ---------- ----------
Earnings (loss)                                  43.4         (21.1)      22.3
                                          ===========    ========== ==========
Basic earnings (loss) per
Ordinary share (Note 5)                           7.3p         (3.5)p      3.8p
Diluted earnings (loss) per
Ordinary share (Note 5)                           7.3p         (3.6)p      3.7p
Basic earnings (loss) per Ordinary
share before goodwill amortisation                7.7p         (3.5)p      4.2p
Net dividend per Ordinary share                                            4.6p



GROUP PROFIT AND LOSS ACCOUNT (unaudited)

                                          6 months to   6 months to    Year to
                                              30.6.04       30.6.03   31.12.03
                                                 GBPm          GBPm       GBPm
Turnover (Note 2)                               931.4         879.9    1,925.9
Operating profit before goodwill
amortisation                                     80.2          94.4      223.0
Goodwill amortisation                            (3.7)         (2.8)      (6.4)
                                            ---------    ---------- ----------
Operating profit (Note 2)                        76.5          91.6      216.6
Exceptional items within operating
profit                                          (27.1)        (27.6)     (51.1)
Non-operating items (Note 3)                     (4.1)          4.0        4.6
Share of operating profit
in associates and joint ventures                  0.5           0.3        0.8
                                            ---------    ---------- ----------
Profit before interest                           45.8          68.3      170.9
Interest:
Managed businesses                              (16.5)        (14.3)     (29.7)
Associates and joint ventures                    (0.3)         (0.2)      (0.4)
Exceptional interest charge                         -             -      (11.5)
                                            ---------    ---------- ----------
Profit before tax                                29.0          53.8      129.3
                                            ---------    ---------- ----------
Profit before tax and exceptional items          60.2          77.4      187.3
                                            ---------    ---------- ----------
Tax (Note 4):
Tax on ordinary activities                      (16.9)        (23.4)     (54.2)
Exceptional tax credit                            0.4           0.7       26.1
                                            ---------    ---------- ----------
Profit after tax                                 12.5          31.1      101.2
Equity minority interests                         0.4           1.7        0.5
Preference dividends                                -         (10.5)     (17.1)
                                            ---------    ---------- ----------
Earnings                                         12.9          22.3       84.6
                                             =========    ========== ==========
Earnings before exceptional items                43.2          43.4      113.7
                                            ---------    ---------- ----------
Basic earnings per Ordinary share                 2.2p          3.8p      14.3p
before exceptional items (Note 5)                 7.3p          7.3p      19.2p
Diluted earnings per Ordinary share               2.1p          3.7p      13.8p
before exceptional items (Note 5)                 7.2p          7.3p      18.5p
Basic earnings per Ordinary share before
goodwill amortisation                             2.7p          4.2p      15.2p
before exceptional items (Note 5)                 7.8p          7.7p      20.1p



GROUP BALANCE SHEET (unaudited)

                                       30.6.04         30.6.03        31.12.03
                                                 (as restated)   (as restated)
                                          GBPm            GBPm            GBPm
Fixed assets
Intangible assets                        115.2           116.0           123.9
Tangible assets                          770.4           789.0           803.2
Investments (Note 1)                      55.0            58.7            56.5
                                     ---------      ----------      ----------
                                         940.6           963.7           983.6
                                     ---------      ----------      ----------
Current assets
Stocks                                    62.4            83.6            70.2
Debtors (including amounts falling due
after one year)                          722.5           683.0           776.4
Investments                               13.0            28.2             4.2
Cash and deposits                        104.0           162.8           167.9
                                     ---------      ----------      ----------
                                         901.9           957.6         1,018.7
Creditors (amounts falling due within
one year)
Loan capital and borrowings             (243.5)          (70.8)         (292.1)
Other                                   (421.5)         (351.3)         (441.7)
                                     ---------      ----------      ----------
                                        (665.0)         (422.1)         (733.8)
Net current assets                       236.9           535.5           284.9
                                     ---------      ----------      ----------
Total assets, less current
liabilities                            1,177.5         1,499.2         1,268.5
Creditors (amounts falling due after
more than one year)
Loan capital and borrowings             (541.6)         (649.8)         (580.5)
Other creditors and provisions(Note 1)   (94.9)          (88.0)         (144.9)
                                     ---------      ----------      ----------
                                         541.0           761.4           543.1
                                     =========      ==========      ==========
Capital and reserves
Called up share capital                   60.1           104.7            59.6
Share premium account                     25.9            15.2            17.5
Other reserves                           440.0           624.8           449.9
                                     ---------      ----------      ----------
Shareholders' funds (Note 1)             526.0           744.7           527.0
                                     ---------      ----------      ----------
Equity interests                         526.0           517.2           527.0
Non-equity interests                         -           227.5               -
                                     ---------      ----------      ----------
Equity minority interests                 15.0            16.7            16.1
                                     ---------      ----------      ----------
                                         541.0           761.4           543.1
                                     =========      ==========      ==========

GROUP CASH FLOW (unaudited)

                                      6 months        6 months         Year to
                                    to 30.6.04      to 30.6.03        31.12.03
                                                 (as restated)   (as restated)
                                          GBPm            GBPm            GBPm
Net cash inflow from operating
activities (Note 6)                      108.3            78.5           291.9
Returns on investment and servicing
of finance
Interest (net)                           (17.5)           (7.0)          (38.6)
Dividends paid to Preference
shareholders and minorities               (0.6)          (10.5)          (27.0)
                                     ---------      ----------      ----------
                                         (18.1)          (17.5)          (65.6)
Tax received (paid) - net                 17.4           (16.2)          (27.8)
Capital expenditure and financial
investment
Purchase of tangible fixed assets        (55.3)          (48.2)         (111.4)
Purchase of investments (Note 1)             -               -            (2.8)
Sale of fixed assets and assets
held for disposal                          0.6             1.3             9.8
                                     ---------      ----------      ----------
                                         (54.7)          (46.9)         (104.4)
Acquisitions and disposals
Purchase of businesses                   (14.7)          (23.7)          (53.7)
Net cash (disposed) acquired              (0.4)            1.4             1.6
Sale of businesses and investments        30.3               -               -
Investments in associates and joint
ventures                                  (0.2)              -               -
                                     ---------      ----------      ----------
                                          15.0           (22.3)          (52.1)
Ordinary dividends paid                  (55.5)          (52.1)          (79.4)
                                     ---------      ----------      ----------
Cash inflow (outflow) before use of
liquid resources and financing            12.4           (76.5)          (37.4)
                                     =========      ==========      ==========
Movements in net debt
Cash inflow (outflow) before use of
liquid resources and financing            12.4           (76.5)          (37.4)
Borrowing and lease obligations
disposed (acquired) with subsidiaries      1.3               -           (11.8)
Issue of Ordinary share capital            6.9             1.6             3.9
Redemption of share capital               (5.0)              -          (214.9)
Increase in finance leases                   -            (0.5)              -
Blue Square convertible loan stock           -           (65.0)          (65.0)
Conversion of loan stock (Blue Square)     2.1               -               -
Purchase of own shares                       -            (2.4)           (3.7)
Foreign exchange differences              14.7            12.3            27.5
                                     ---------      ----------      ----------
Decrease (Increase) in net debt           32.4          (130.5)         (301.4)
Net debt at beginning of period         (700.5)         (399.1)         (399.1)
                                     ---------      ----------      ----------
Net debt at end of period               (668.1)         (529.6)         (700.5)
                                     =========      ==========      ==========

GROUP RECOGNISED GAINS AND LOSSES

                                        6 months        6 months       Year to
                                      to 30.6.04      to 30.6.03      31.12.03
                                            GBPm            GBPm          GBPm
Profit for the financial period             12.9            32.8         101.7
Currency translation differences on
foreign currency net investments             5.1            (0.3)        (10.2)
Tax on exchange adjustments offset
in reserves                                    -               -           8.8
                                       ---------      ----------    ----------
Total recognised gains and losses for
period                                      18.0            32.5         100.3

                                       =========      ==========    ==========


MOVEMENTS IN GROUP SHAREHOLDERS' FUNDS

                                      6 months        6 months         Year to
                                    to 30.6.04      to 30.6.03        31.12.03
                                                 (as restated)   (as restated)
                                          GBPm            GBPm            GBPm
Profit for the financial period           12.9            32.8           101.7
Dividends payable                        (29.0)          (36.6)          (99.9)
Redemption of convertible
preference shares                            -               -          (226.1)
Credit in respect of employee share
schemes                                    1.6             1.6             4.2
Other recognised gains and losses (net)    5.1            (0.3)           (1.4)
New share capital subscribed               9.0             1.6             4.1
                                     ---------      ----------      ----------
Net movement in shareholders' funds       (0.4)           (0.9)         (217.4)
Opening shareholders' funds as
previously stated                        527.0           748.6           748.6
Prior year adjustment
Investment in own shares - UITF 38        (0.6)           (3.0)           (4.2)
                                     ---------      ----------      ----------
Opening shareholders' funds as
restated                                 526.4           745.6           744.4
                                     ---------      ----------      ----------
Closing shareholders' funds              526.0           744.7           527.0
                                     =========      ==========      ==========


NOTES TO THE INTERIM FINANCIAL STATEMENTS (unaudited)

1.   Accounting policies

     The interim financial statements have been prepared on the basis of the accounting policies set out in the Group's statutory financial statements for the year ended 31 December 2003, with the exception of the change detailed below.

     The Group has adopted Urgent Issues Task Force ("UITF") abstract 38 "Accounting for ESOP trusts" and abstract 17 (2003) "Employee share schemes" in 2004. UITF 38 requires investments in own shares to be deducted from equity and not disclosed as an investment. In addition, in the Cash Flow Statement, amounts paid to purchase own shares are disclosed as financing and not capital expenditure and financial investment. This change in accounting policy has been accounted for as a prior period adjustment and accordingly the results reported in 2003 have been restated. The change reduces shareholders' funds for the six months ended 30 June 2003 by GBP1.4m and by GBPnil for the year ended 31 December 2003 and reduces cash outflow before use of liquid resources and financing for the six months ended 30 June 2003 by GBP2.4m and by GBP3.7m for the year ended 31 December 2003. UITF 17 (2003) requires the cost of the shares awarded to be equal to the fair value of the shares at the grant date. There has been no restatement of the Group's profit and loss account as this change is not significant.

2.   Segmental analysis by geographical area of origin

                                              6 months     6 months    Year to
                                            to 30.6.04   to 30.6.03   31.12.03
                                                  GBPm         GBPm       GBPm
Turnover
United Kingdom                                   504.2        462.4    1,064.3
North America                                    299.2        329.5      665.6
Rest of the world                                128.0         88.0      196.0
                                          ------------   ----------  ---------
                                                 931.4        879.9    1,925.9
                                          ============   ==========  =========
Operating profit before exceptional items
United Kingdom                                    41.2         41.4       98.1
North America                                     23.0         38.7       87.7
Rest of the world                                 12.3         11.5       30.8
                                          ------------   ----------  ---------
                                                  76.5         91.6      216.6
                                          ============   ==========  =========

3. Non-operating items

Non-operating items comprise:

                                             6 months     6 months    Year to
                                           to 30.6.04   to 30.6.03   31.12.03
                                                 GBPm         GBPm       GBPm
Profit on disposal of discontinued
operations                                          -          4.0        4.6
Loss on disposal of continuing operations        (4.1)           -          -
                                            ---------    ---------   --------
Non-operating items before interest and tax      (4.1)         4.0        4.6
                                            =========    =========   ========


4.Tax charge

The tax charge may be analysed as follows:

                                     6 months          6 months        Year to
                                   to 30.6.03        to 30.6.03       31.12.03
                                         GBPm              GBPm           GBPm
Rank subsidiaries                        16.8              23.3           54.0
Associates and joint ventures             0.1               0.1            0.2
                                    ---------         ---------       --------
                                         16.9              23.4           54.2
                                    =========         =========       ========
Exceptional tax credit                   (0.4)             (0.7)         (26.1)
                                    =========         =========       ========

Taxation has been provided at an estimated effective rate of 28.1% (2003 full year - 28.9%), before exceptional items.

5.   Weighted average number of shares

     The weighted average number of shares used in the calculation of basic earnings per share is 596.8m (2003 first half: 592.4m, full year: 592.3m). For diluted earnings per share the weighted average number of shares used in the calculation is 600.4m (2003 first half: 595.3m, full year: 618.5m)


6.   Reconciliation of operating profit to cash flow

                                             6 months     6 months    Year to
                                           to 30.6.04   to 30.6.03   31.12.03
                                                 GBPm         GBPm       GBPm
Operating profit                                 49.4         64.0      165.5
Exceptional operating costs charged              27.1         27.6       51.1
Cash payments in respect of exceptional
costs and provisions                            (14.4)       (12.7)     (34.8)
Depreciation and amortisation                    39.5         45.0       94.9
Contract advance payments, net of repayments     17.9        (54.2)     (17.3)
(Decrease)/increase in working capital          (15.6)         4.8       30.6
Other items                                       4.4          4.0        1.9
                                             --------     --------   --------
Net cash inflow from operating activities       108.3         78.5      291.9
                                             ========     ========   ========



7.   Exchange rates

     The  US$/GBP exchange rates for the relevant accounting periods are:

                                       6 months      6 months         Year to
                                     to 30.6.04    to 30.6.03        31.12.03
US$/GBP
Average                                    1.82          1.61            1.63
Period-end                                 1.81          1.66            1.79


Independent review report to The Rank Group Plc

Introduction

We have been instructed by the Company to review the financial information which comprises the profit and loss account, the balance sheet, the cash flow statement, the statement of recognised gains and losses, the statement of movements in shareholders' funds and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for, and only for, the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

PricewaterhouseCoopers LLP
Chartered Accountants
London
3 September 2004



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  3 September 2004

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary